ZAGG Incorporated
3855 South 500 W, Suite J
Salt Lake City, UT 84115

August 25, 2009

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
450 Fifth Street, NW
Washington, D.C. 20549-4631
Mail Stop 3561

Attention:  Jennifer Thompson, Accounting Branch Chief

Re:	ZAGG Incorporated Form 10-K for the Fiscal Year Ended December 31, 2008 Filed March 30, 2009 Form 10-Q for the Fiscal Quarter Ended March 31, 2009 Filed May 14, 2009 File No. 0-52211
____________________________________________________________________

This letter on behalf of ZAGG Incorporated (the “Company”) is in response to your letter of August 11, 2009, regarding the above-referenced filings (the “Comment Letter”).

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

1.
IN FUTURE FILINGS, PLEASE ENSURE YOUR DISCUSSION AND ANALYSIS OF WORKING CAPITAL AND CASH FLOWS IS NOT MERELY A RECITATION OF CHANGES EVIDENT FROM THE FACE OF THE FINANCIAL STATEMENTS. PLEASE PROVIDE A SUFFICIENTLY DETAILED ANALYSIS EXPLAINING THE UNDERLYING REASONS FOR THE FLUCTUATIONS IN CONTRIBUTING ACCOUNTS.

In response to this comment, the Company will provide a sufficiently detailed analysis explaining the underlying reasons for the fluctuations in contributing accounts in the Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings with the Securities and Exchange Commission.

Consolidated Statements of Stockholders’ Equity, page F-5

2.
WE NOTE YOUR DISCLOSURES ON PAGES F-5, F-7, AND F-9 THAT YOU ISSUED 2,401,953 WARRANTS DURING FISCAL YEAR 2007 TO SETTLE A DISPUTE INVOLVING A REGISTRATION STATEMENT THAT WENT EFFECTIVE ON AUGUST 30, 2007. PLEASE TELL US IN FURTHER DETAIL THE NATURE OF THIS DISPUTE AND HOW YOU ACCOUNTED FOR THE ISSUANCE OF THE WARRANTS. CLARIFY IF YOU EXPENSED THE FAIR VALUE OF THE WARRANTS ISSUED AND, IF SO, TELL US AND DISCLOSE THE AMOUNT OF THE EXPENSE.

In response to this comment, the Company notes that the disclosure related to the warrant issuance in the December 31, 2007 Form 10-KSB filed by the company was as follows:

“On November 29, 2007, the Company issued warrants to purchase 2,401,953 shares of the Company’s common stock at a strike price of $1.30 to certain investors holding 4,803,905 shares of its common stock that were not included with certain institutional investors in a registration statement that went effective on August 30, 2007.”

The Company had issued shares prior to this registration statement that had piggyback registration rights.  This registration statement was filed pursuant to a PIPE transaction completed by the Company.  The PIPE documents precluded the Company from including any shares on the registration statement that were not specifically related to the PIPE transaction.  The Company contacted the shareholders holding the shares with registration rights and offered the settlement of 50% warrant coverage on the shares and to include the shares on the next registration statement in lieu of having the shares included on the registration statement that went effective August 30, 2007.

The Company accounted for the issuance of the warrants as a settlement expense and expensed the fair value of the warrants issued.  The value of the warrants issued was $82,728.97 and was disclosed under the line “Settlement fees” as a component of operating expenses on the face of the December 31, 2007 Consolidated Statements of Operations included in the Form 10-KSB filed by the Company for the year ended December 31, 2007.  The value of the warrants was calculated under the Black-Scholes pricing model with the following assumptions: exercise price of $1.30, market value on grant date of $0.74, volatility of 18.75%, risk free interest rate of 3.34% and an estimated life of 5 years.

3.
PLEASE TELL US WHY YOU PRESENT A SEPARATE COLUMN TITLED "OUTSTANDING WARRANTS TO PURCHASE COMMON STOCK" RATHER THAN INCLUDING THE RELATED AMOUNTS WITHIN THE APIC COLUMN. ALSO CLARIFY WHY THERE IS NO AMOUNT PRESENTED UNDER THE WARRANT COLUMN WITHIN THE "ISSUANCE OF COMMON STOCK AND WARRANTS FOR CASH" LINE ITEM, AS YOU APPEAR TO BE REFLECTING ONLY CERTAIN ISSUANCES OF WARRANTS WITHIN YOUR "OUTSTANDING WARRANTS" COLUMN.

In response to this comment, the Company has shown the activity in the separate column in order to assist the reader in tracking the value of warrants granted.  In future filings, the Company will consolidate the activity in the outstanding warrants to purchase common stock column with the APIC column.  The issuance of common stock and warrants for cash line item should properly read, “Issuance of common stock for cash.”  The Company will properly name the line item for future filings.

Note 1 -Organization and Summary of Significant Accounting Policies, page F-8

Revenue recognition, page F-10

4.
YOU DISCLOSE THAT YOU RECORD REVENUES FOR THE SALE OF PRODUCTS WHEN THE PRODUCT IS SHIPPED. PLEASE DISCLOSE IN YOUR REVENUE RECOGNITION POLICY WHETHER YOUR STATED SHIPPING TERMS ARE FOB SHIPPING POINT OR FOB DESTINATION PURSUANT TO YOUR SALES AGREEMENTS WITH CUSTOMERS. IN ADDITION, PLEASE TELL US WHETHER YOUR SALES AGREEMENTS CONTAIN RIGHT OF INSPECTION OR ACCEPTANCE PROVISIONS. IF YOUR SALES AGREEMENTS ARE SILENT AS TO WHEN TITLE PASSES, PLEASE TELL US WHY SALES RECOGNITION IS APPROPRIATE UPON SHIPMENT, RATHER THAN UPON DELIVERY TO AND ACCEPTANCE BY THE CUSTOMER. EVEN IF YOUR SALES AGREEMENTS STATE THAT TITLE PASSES UPON SHIPMENT, CUSTOMER ACCEPTANCE PROVISIONS OR A HISTORY OF YOUR REPLACING GOODS DAMAGED OR LOST IN TRANSIT MAY ALSO MAKE THE RECOGNITION OF REVENUE UPON DELIVERY TO AND ACCEPTANCE BY THE CUSTOMER MORE APPROPRIATE. PLEASE REFER TO SAB TOPIC 13.A.3.B.

In response to this comment, the Company’s stated shipping terms are FOB shipping point.  Our standard agreements do not have a separate clause for customer acceptance and we do not have a history of replacing goods damaged in transit.  On the rare occasion that goods are damaged in shipping, we may assist our customer to complete the claim against the carrier.

The Company has reviewed the guidance provided in SAB Topic 13.A.3.b and notes that its sales contracts do not provide for customer acceptance provisions. The Company does not have a history of receiving returns from customers for non-acceptance.  The contracts do not provide the customer rights to test the delivered product, require the Company to perform additional services subsequent to delivery of an initial product or performance of an initial service, or identify other work necessary to be done before accepting the product.

The Company will disclose in future filings that our stated terms are FOB shipping point.

5.
YOU DISCLOSE THAT YOU DERIVE REVENUE FROM THE SALE OF EXCLUSIVE LICENSE AGREEMENTS AND THAT YOU RECOGNIZE LICENSE FEE REVENUES "ON A PRORATED BASIS OVER THE LIFE OF THE LICENSE AGREEMENT." PLEASE CLARIFY WHAT YOU MEAN BY THIS STATEMENT. FOR EXAMPLE, IF THIS STATEMENT INDICATES THAT YOU RECOGNIZE THE REVENUE ON A STRAIGHT-LINE BASIS OVER THE LICENSE TERM, PLEASE CLARIFY THIS. IN YOUR RESPONSE, TELL US WHAT YOUR LICENSE AND RESALE AGREEMENTS ENTAIL, INCLUDING WHETHER CART OWNERS ARE OBLIGATED TO SELL ONLY PRODUCTS PURCHASED FROM YOU AND WHETHER THESE AGREEMENTS OBLIGATE YOU TO PROVIDE ANY TANGIBLE GOODS OR SERVICES TO THE CART OWNERS. PLEASE QUANTIFY FOR US THE AMOUNT OF LICENSE FEE REVENUES RECOGNIZED IN THE PERIODS PRESENTED. TELL US IF THE UPFRONT FEES ARE REFUNDABLE OR NON-REFUNDABLE, AND IF THEY ARE NON-REFUNDABLE, TELL US HOW YOU CONSIDERED THE GUIDANCE IN SAB TOPIC 13.A.3.F. ALSO TELL US HOW ANY ONGOING FEES ARE EARNED AND HOW THOSE FEES ARE RECOGNIZED IN YOUR FINANCIAL STATEMENTS. WE NOTE YOUR DISCLOSURE ON PAGE FOUR UNDER THE HEADING "MALL KIOSK VENDORS" AND WE ARE ASKING FOR MORE DETAILED INFORMATION.

In response to this comment, the Company notes that it will clarify the statement “on a prorated basis over the life of the license agreement” to “on a straight-line basis over the license term.”
Under the terms of our license agreement with cart owners, the cart owners are granted an exclusive license agreement for the mall location where their cart is located.  The cart owners are obligated to sell only products purchased from the Company.  The Company is not obligated to provide tangible goods or services to the cart owners.

The Company recognized $42,108 related to cart licensing fees for the year ended December 31, 2008 and $74,390 for the year ended December 31, 2007.  The Company deems the revenue derived from the licensing of carts and kiosks immaterial to its overall revenue.

The upfront fees are non-refundable.  The Company carefully considered the guidance in SAB Topic 13.A.3.F and determined that although the fees are non-refundable, it was appropriate to recognize the revenue related to the cart license on a straight-line basis over the stated contractual life of the exclusive license agreement.

Reserve for Sales Returns and Warranty Liability, page F-10

6.
WE NOTE THAT YOU ESTIMATE A RESERVE FOR SALES RETURNS AND RECORD THE AMOUNT AS A REDUCTION OF SALES AND AS A SALES RETURN RESERVE LIABILITY. PLEASE CLARIFY WHETHER THE REDUCTION IN SALES IS BASED ON THE GROSS PROFIT OF THE RELATED TRANSACTIONS OR TOTAL ESTIMATED REVENUE RELATED TO ESTIMATED RETURNS WITH AN OFFSETTING CREDIT TO COST OF SALES.

In response to this comment, the Company recognizes the sales returns reserve based on the total estimated revenue related to estimated returns.  For example, if the Company estimated the return rate at 5% and gross revenues were $100,000, the Company would record an entry to decrease gross revenues by $5,000 and record a liability for estimated returns of $5,000.

Foreign Currency Transactions, page F-11

7.
YOU DISCLOSE THAT THE BRITISH POUND (“GBP”) IS THE FUNCTIONAL CURRENCY OF YOUR OPERATING SUBSIDIARY. CONSIDERING YOU ARE BASED IN THE UNITED STATES, PRICES ON YOUR WEBSITE ARE STATED IN U.S. DOLLARS, AND YOUR DISCLOSURES ON PAGE F-21 INDICATE THAT THE UNITED STATES REPRESENTED 83% OF YOUR FISCAL 2008 SALES, PLEASE JUSTIFY YOUR USE OF THE GBP AS YOUR FUNCTIONAL CURRENCY BY ADDRESSING EACH OF THE SALIENT ECONOMIC FACTORS IN PARAGRAPH 42 OF SFAS 52. AS DISCUSSED IN PARAGRAPH 39 OF SFAS 52, THE FUNCTIONAL CURRENCY IS TYPICALLY THE CURRENCY OF THE ENVIRONMENT IN WHICH AN ENTITY PRIMARILY GENERATES AND EXPENDS CASH. IF YOUR PRIMARY OPERATIONS ARE PERFORMED AT THE PARENT LEVEL AND THE FUNCTIONAL CURRENCY OF THOSE OPERATIONS IS THE U.S. DOLLAR, PLEASE CLARIFY YOUR DISCLOSURES ACCORDINGLY. PLEASE ALSO TELL US AND DISCLOSE THE AGGREGATE FOREIGN CURRENCY TRANSACTION GAIN OR LOSS INCLUDED IN DETERMINING NET INCOME IN EACH PERIOD FOR WHICH A STATEMENT OF OPERATIONS IS PRESENTED. SEE PARAGRAPH 30 OF SFAS 52.

In response to this comment, the Company verifies that all of the Company’s sales on its website are transacted in U.S. dollars.

Sales through ZAGG Europe Limited are transacted in GBP and all payments for labor, goods and services related to ZAGG Europe Limited are transacted in GBP.

The Company reviewed the salient economic factors as set forth in paragraph 42 of SFAS 52 and notes that cash flows related to ZAGG Europe Limited’s individual assets and liabilities are primarily in GBP and do not directly impact ZAGG’s cash flows.  Sales prices for ZAGG Europe Limited’s products are not primarily responsive on a short-term basis to changes in exchange rates but are determined more by local competition.  There is an active local sales market for ZAGG Europe Limited’s products.  Labor, materials, and other costs for ZAGG Europe Limited’s products are primarily local costs.  There are currently no financing activities for ZAGG Europe Limited.  There is a low volume of intercompany transactions.  The Company’s primary operations are at the parent level and the functional currency for those transactions is the USD.

At December 31, 2008, the aggregate foreign currency transaction loss was $106,630.  At December 31, 2007 the aggregate foreign currency transaction loss was $3,866.

Note 9 -Stock Options and Warrants, page F-17

8.
IN FUTURE FILINGS PLEASE PROVIDE ALL DISCLOSURES REQUIRED BY PARAGRAPH A240 OF SFAS 123(R). IN PARTICULAR, PLEASE DISCLOSE THE CONTRACTUAL LIFE OF YOUR OPTIONS AND THE WEIGHTED-AVERAGE REMAINING CONTRACTUAL TERM OF OPTIONS CURRENTLY EXERCISABLE.

In response to this comment, the Company will disclose all disclosures required by Paragraph A240 of SFAS 123(R).  For December 31, 2008, the contractual life of outstanding options was 5 years and the weighted average remaining contractual term of options currently exercisable was 4.25 years.

9.
PLEASE CLARIFY IF THE FIVE YEAR TERM ASSUMPTION USED IN YOUR BLACK-SCHOLES OPTION PRICING MODEL IS THE CONTRACTUAL TERM OF YOUR EMPLOYEE OPTIONS. IF SO, PLEASE NOTE THAT SFAS 123(R) REQUIRES THAT YOU USE THE EXPECTED TERM, RATHER THAN THE CONTRACTUAL TERM, WHEN VALUING EMPLOYEE SHARE OPTIONS UNDER THE BLACK-SCHOLES MODEL. ALSO QUANTIFY IN YOUR RESPONSE HOW YOUR FINANCIAL STATEMENTS WOULD HAVE CHANGED HAD YOU USED AN EXPECTED TERM ASSUMPTION FOR EMPLOYEE OPTIONS. ALSO SEE SAB TOPIC 14.D.2 AND FOOTNOTE 7 OF SAB TOPIC 14.

In response to this comment, the Company has used the contractual term of 5 years in its Black-Scholes Option pricing model.  When the Company granted the options to employees, it had a very short history of being a public company.  Based on the facts and circumstances, the Company determined that the contractual life approximated the expected term of the options in determining the fair value of the options granted.

10.
YOU DISCLOSE ON PAGES F-17 AND F-19 THAT YOU ISSUE COMMON STOCK AND WARRANTS TO NON-EMPLOYEES. PLEASE TELL US AND DISCLOSE HOW YOU ACCOUNT FOR EQUITY INSTRUMENTS ISSUED TO OTHER THAN EMPLOYEES. IN PARTICULAR, PLEASE TELL US THE DATES YOU USE TO MEASURE THE FAIR VALUE OF YOUR EQUITY INSTRUMENT ISSUANCES AND THE PERIODS YOU USE TO RECOGNIZE THE RELATED EXPENSE. PLEASE DEMONSTRATE HOW YOUR ACCOUNTING POLICIES ARE IN ACCORDANCE WITH EITF 96-18, EITF 00-18, AND/OR OTHER APPLICABLE ACCOUNTING GUIDANCE.

In response to this comment, the Company will disclose in future filings how it accounts for equity instruments issued to other than employees.  In particular, in accordance with EITF 96-18, the Company measures the fair value of the equity instruments granted to non-employees using the stock price as of the earlier of the date at which a performance commitment by the non-employee to earn the equity instruments is reached or the date at which the non-employee’s performance is complete.

For grants that are immediately exercisable, the Company recognizes the expense in the period where the performance commitment or performance is completed.  To date, all Company grants to non-employees fall into this category.

Note 10 -Notes Receivable, page F-19

11.
WE NOTE THAT YOU HAVE A $438,000 NOTE RECEIVABLE DUE FROM BRIGHTON PARTNERS, LLC THAT WAS DUE IN JUNE 2008 AND HAS NOT BEEN REPAID. WE FURTHER NOTE THAT YOU HAVE ACCRUED APPROXIMATELY $141,000 OF INTEREST ON THE NOTE. CONSIDERING THE DELINQUENCY OF THE NOTE RECEIVABLE AND RELATED INTEREST, PLEASE CLARIFY WHY IT APPEARS YOU HAVE NOT ESTABLISHED A BAD DEBT RESERVE FOR THESE RECEIVABLES AND WHY YOU CONTINUE TO ACCRUE INTEREST.

In response to this comment, the Company has evaluated the note on a monthly basis and determined that the note had not been impaired, thus no reserve was required at any balance sheet date.

The Company has reviewed the standards surrounding accrual for loss contingencies as noted in SFAS 5 paragraph 8 and has concluded that it is not probable that the receivable from Brighton Partners had been impaired as of any balance sheet date.

The Company will continue to evaluate the note receivable and if the Company determines that does become probable that the receivable has been impaired, it will follow the procedures prescribed in SFAS 5 and establish a reserve against the carrying value of the note and any accrued interest.

Note 16 -Segments, page F-21

12.
YOU DISCLOSE THAT YOU OPERATE IN ONE SEGMENT. PLEASE TELL US IF YOU AGGREGATE ANY OPERATING SEGMENTS INTO YOUR SINGLE REPORTABLE SEGMENT. IF SO, PLEASE TELL US HOW YOUR OPERATING SEGMENTS ARE STRUCTURED AND HOW THEY MEET THE AGGREGATION CRITERIA OF PARAGRAPH 17 OF SFAS 131. IN PARTICULAR, WE NOTE THAT YOU APPEAR TO VIEW THE COMPANY THROUGH DISTRIBUTION CHANNELS, SUCH AS WEBSITE SALES, MALL KIOSK VENDERS, AND WHOLESALE CHANNELS, AS WELL AS BY GEOGRAPHIC REGIONS, INCLUDING THE UNITED STATES, EUROPE, AND OTHER. IN FUTURE FILINGS, PLEASE DISCLOSE IF OPERATING SEGMENTS HAVE BEEN AGGREGATED. REFER TO PARAGRAPH 26.(A.) OF SFAS 131.

In response to this comment, the Company notes that operating segments have been aggregated using the criteria of paragraph 17 of SFAS 131.  The Company does view sales and operations through its different distribution channels.  The different channels have similar economic characteristics and the segments are similar in the areas described in paragraph 17 of SFAS 131.

In future filings, the Company will disclose that management has chosen to organize the Company around differences in products and distribution channels and that operating segments have been aggregated in the financial statements presented.

Form 10-Q for the Fiscal Quarter Ended March 31, 2009

Controls and Procedures, page 16

13.
YOU STATE IN THE CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE IN TIMELY ALERTING YOUR CHIEF EXECUTIVE AND FINANCIAL OFFICERS TO MATERIAL INFORMATION THAT IS REQUIRED TO BE DISCLOSED IN YOUR PERIODIC SEC FILINGS. IF YOU INCLUDE A DEFINITION OF DISCLOSURES CONTROLS AND PROCEDURES IN FUTURE FILINGS, PLEASE ENSURE THAT YOU INCLUDE A FULL DEFINITION INDICATING THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE IN ENSURING THAT INFORMATION REQUIRED TO BE DISCLOSED IN THE REPORTS YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS (A) RECORDED, PROCESSED, SUMMARIZED AND REPORTED WITHIN THE TIME PERIODS SPECIFIED AND (B) ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. SEE EXCHANGE ACT RULE 13A-15(E). SINCE YOU INDICATE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE DESIGNED TO PROVIDE REASONABLE ASSURANCE OF ACHIEVING THEIR OBJECTIVES, PLEASE ALSO REVISE FUTURE FILINGS TO CLEARLY STATE, IF TRUE, THAT YOUR PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICER CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE AT THE REASONABLE ASSURANCE LEVEL.

In response to this comment, the Company will fully comply with SEC Exchange Act Rule 13A-15(E) and the instructions in this comment in its future filings.

Exhibits 31.1 and 31.2

14.
IN FUTURE FILINGS PLEASE EXCLUDE ALL TITLES AND LIST ONLY THE INDIVIDUAL NAMES OF THE CERTIFYING OFFICERS IN YOUR INTRODUCTORY PARAGRAPHS. YOU MAY INCLUDE THE TITLES OF YOUR CERTIFYING OFFICERS UNDER THE SIGNATURES. SEE ITEM 601(B)31. OF REGULATION S-K. PLEASE CONFIRM, IF TRUE, THAT THE CERTIFICATIONS OF YOUR OFFICERS DATED FEBRUARY 26, 2007 ARE NOT LIMITED IN THEIR INDIVIDUAL CAPACITIES BY THE INCLUSION OF THEIR PROFESSIONAL TITLES.

In response to this comment, the Company will update Exhibits 31.1 and 31.2 to comply with Item 601(B)31 of Regulation S-K and this comment in future filings.  With respect to the February 26, 2007 certifications, the Company confirms that the officers are not limited in their individual capacities by the inclusion of their professional titles.

The Company understands that it is responsible for the adequacy and accuracy of the disclosure in their filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for the opportunity to respond to these comments.  Please feel free to contact me at the number provided above with any further questions or comments.

Sincerely,

/s/ Brandon T. O'Brien
Brandon T. O’Brien
Chief Financial Officer